UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	Newtek Business Services Corp.

Address of Principal Business Office:	212 West 35th Street, 2nd Floor New York, New York 10001

Telephone Number:	(212) 356-9500

Name and Address of Agent For Service of Process:	Barry Sloane Chief Executive Officer and President Newtek Business Services Corp. 212 West 35th Street, 2nd Floor New York, New York 10001

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the State of New York on the 1st day of October, 2013.

NEWTEK BUSINESS SERVICES CORP.

By:	/s/ Barry Sloane
Name:	Barry Sloane
Title:	Chief Executive Officer and President

Attest:	/s/ Matthew Ash
Name:	Matthew Ash
Title:	Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary